CUSIP No. 670704 10 5                                          Page 1 of 7 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No.1)(1)

                                 NuVasive, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   670704 10 5
--------------------------------------------------------------------------------

                                December 31, 2005
--------------------------------------------------------------------------------

              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)



-----------------------

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 670704 10 5                                          Page 2 of 7 Pages

1)   Name of Reporting Person                         Domain Partners
     I.R.S. Identification                            IV, L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Citizenship or Place                             Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                     5)   Sole Voting        500,955 shares
Shares Beneficially                Power              of Common Stock
Owned by Each
Reporting Person
With
                              -------------------------------------------------
                              6)   Shared Voting
                                   Power              -0-
                              -------------------------------------------------
                              7)   Sole Disposi-      500,955 shares
                                   tive Power         of Common Stock
                              -------------------------------------------------
                              8)   Shared Dis-
                                   positive Power     -0-
                              -------------------------------------------------

9)   Aggregate Amount Beneficially                    500,955 shares
     Owned by Each Reporting person                   of Common Stock
-------------------------------------------------------------------------------

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                   2.0%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           PN

CUSIP No. 670704 10 5                                          Page 3 of 7 Pages

1)   Name of Reporting Person                         DP IV Associates
     I.R.S. Identification                            L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Citizenship or Place                             Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                     5)   Sole Voting        8,919 shares
Shares Beneficially                Power              of Common Stock
Owned by Each
Reporting Person
With
                              -------------------------------------------------
                              6)   Shared Voting
                                   Power              -0-
                              -------------------------------------------------
                              7)   Sole Disposi-      8,919 shares
                                   tive Power         of Common Stock
                              -------------------------------------------------
                              8)   Shared Dis-
                                   positive Power     -0-
                              -------------------------------------------------

9)   Aggregate Amount Beneficially                    8,919 shares
     Owned by Each Reporting person                   of Common Stock
-------------------------------------------------------------------------------

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                   less than 0.1%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           PN

CUSIP No. 670704 10 5                                          Page 4 of 7 Pages

1)   Name of Reporting Person                         Domain Associates
     I.R.S. Identification                            L.L.C.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Citizenship or Place                             Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                     5)   Sole Voting        8,000 shares
Shares Beneficially                Power              of Common Stock
Owned by Each
Reporting Person
With
                              -------------------------------------------------
                              6)   Shared Voting
                                   Power              -0-
                              -------------------------------------------------
                              7)   Sole Disposi-      8,000 shares
                                   tive Power         of Common Stock
                              -------------------------------------------------
                              8)   Shared Dis-
                                   positive Power     -0-
                              -------------------------------------------------

9)   Aggregate Amount Beneficially                    8,000 shares
     Owned by Each Reporting person                   of Common Stock
-------------------------------------------------------------------------------

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                   less than 0.1%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           OO

CUSIP No. 670704 10 5                                          Page 5 of 7 Pages

                         Schedule 13G (Final Amendment)

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on January 20, 2005 (the "Schedule 13G".) Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4        -   Ownership.

                  (a) Amount Beneficially Owned:

                  Domain IV:  500,955 shares of Common Stock
                  DP IV A:  8,919 shares of Common Stock
                  DA:  8,000 shares of Common Stock

                  (b) Percent of Class:

                  Domain IV:  2.0%
                  DP IV A:  less than 0.1%
                  DA:  less than 0.1%

                  (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                  Domain IV:  500,955 shares of Common Stock
                  DP IV A:  8,919 shares of Common Stock
                  DA:  8,000 shares of Common Stock

                  (ii) shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the disposition of:

                  Domain IV:  500,955 shares of Common Stock
                  DP IV A:  8,919 shares of Common Stock
                  DA:  8,000 shares of Common Stock

                  (iv) shared power to dispose or to direct the disposition of:
                       -0-

CUSIP No. 670704 10 5                                          Page 6 of 7 Pages



Item 5        -   Ownership of Five Percent or Less of a Class:

          This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

CUSIP No. 670704 10 5                                          Page 7 of 7 Pages



Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                        DOMAIN PARTNERS IV, L.P.
                                        By:  One Palmer Square Associates
                                        IV, L.L.C., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                          -------------------------------
                                               Managing Member

                                        DP IV ASSOCIATES, L.P.
                                        By:  One Palmer Square Associates
                                        IV, L.L.C., General Partner


                                        By /s/ Kathleen K. Schoemaker
                                          -------------------------------
                                               Managing Member


                                        DOMAIN ASSOCIATES, L.L.C.


                                        By  /s/ Kathleen K. Schoemaker
                                          -------------------------------
                                                Managing Member


Date:  January 17, 2006